Grandview Gold Inc. – Management’s Discussion and Analysis
First Quarter Ended August 31, 2005

The following is management discussion and analysis (“MD&A”) of the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”), formerly Consolidated Grandview Inc., for the three months ended August 31, 2005 (“first quarter 2006”). The MD&A should be read in conjunction with Grandview’s unaudited financial statements and related notes for the first quarter 2006 and audited financial statements for fiscal year ended May 31, 2005. Grandview’s financial statements were prepared in accordance with generally accepted accounting principals (GAAP). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars.

Forward Looking Statements
This MD&A includes certain forward-looking statements within the meaning of applicable Canadian Securities Legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

Date of MD&A
This MD&A was prepared on October 26, 2005.

Overall Performance

Overview of Operations
Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS). During the next three years, Grandview pursued this investment opportunity, but subsequently decided to return to mineral exploration and mining.

On March 26, 2004, the Company put a new management team in place, identified an exploration property of merit with a geological report in accordance with the National Instrument 43-101, and acquired an option to earn an interest in the Pony Creek/Elliot Dome properties (encompassing approximately 5,500 hectares or 20 square miles) located 28 miles southeast of Carlin in the southwest corner of Elko County, Nevada, USA, on the prolific gold-producing Carlin Trend. Grandview continues to be involved in the acquisition, exploration and development of properties for the mining of precious metals in Ontario, Manitoba and Nevada, USA.

The Company owns a 100% interest in eight mining claims in southeast Dome Township covering approximately 60 hectares, 2.5 kms from Goldcorp’s mine in Red Lake located in the District of Kenora in northwest Ontario.

On July 27, 2004, the Company entered into a letter agreement with Mill City International Company (“Mill City”) to earn a 60% interest in Pony Creek/Elliot Dome properties. The agreement required that:
1.	Grandview issue 400,000 common shares to Mill City, which the Company did in August 2004,
2.
Grandview spend or cause to be spent USD $500,000 on the properties by July 31, 2005. This condition was subsequently revised so that Grandview is required to spend USD $340,000 on the properties by December 31, 2005.

3.	Grandview spend or cause to be spent USD $1,000,000 on the properties by July 31, 2006,
4.
During this two-year period, Grandview and Mill City seek a joint-venture partnership with a major mining and exploration company (“a major”), to provide assistance with deep hole structural modeling as well as geological database development. In return for this assistance, the major will

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be offered a first right of refusal option to earn 60% in the properties by completing a bankable feasibility study,
5.	Mill City enter into a professional geological services contract with Grandview, however, this contract has since been terminated,
6.
If Grandview is able to achieve items 1. to 4. Mill City can elect to convert its 40% interest to a carried 20% carried interest. If Mill City does not convert to a carried interest, it is responsible for 40% of the costs of the project. There is a 4% net smelter return payable to an individual who owned the property, which after this will be reduced to 2%, and Grandview will be given the option to purchase another 1% from each property prior to the commencement of commercial production for USD $1.5 million each for a total of USD $3.0 million.

7.	If Grandview is not able to satisfy the conditions of finding a major, it can still earn the 60% interest by spending an additional USD $2.0 million by August 31, 2007.

On December 23, 2004, Grandview completed a private placement of 1,005,000 units at a price of $1.00 per unit. Each unit is comprised of one common share of the Company and a half (1/2) of a common share purchase warrant. Each warrant entitles the holder to purchase a common share at an exercise price of $1.50 until December 23, 2005.

On April 14, 2005, Grandview announced an Option Agreement with Mill City relating to the Pony Creek/Elliot Dome property in Nevada, which supersedes the letter agreement described above, whereby Grandview has the option to earn an undivided 60% interest in the property by spending USD $3.5 million over three years and issuing Mill City an additional 118,500 shares of the Company. With the formalized relationship, Grandview will commence its 2005 exploration program. If Grandview delivers a bankable feasibility study, Mill City must convert its 20% carried interest to a 20% participating interest.

On April 19, 2005, Grandview announced that it had retained Watts, Griffis and McOuat to provide independent technical advice for the Company’s exploration program at Pony Creek/Elliot Dome property, including assistance with establishing a GPS-controlled property grid survey, planning and execution of a preliminary geophysical survey, and preparing a detailed five-hole, 10,000-foot drilling program.

On April 27, 2005 Grandview announced that it completed the acquisition from Wildcat Exploration Ltd. a 100% interest in 11 strategically located mining claims, comprising 234 hectares located on the Rice Lake greenstone belt that hosts a number of gold deposits in the central area of Bissett Gold Camp near the Manitoba/Ontario border and approximately 240 kms northeast of Winnipeg. Three of the 11 claims have existing mine shafts and known mineralization. The Bissett Gold Camp has a history of exploration dating back to the 1930s and approximately USD $100 million has been spent on a modern mill at the nearby mine, which is due to return to production in the Fall of 2005. Grandview intends to study existing drilling data and determine an exploration program including a geophysical modeling survey to depths of 2,000 feet.

On July 20, 2005 Grandview announced that it signed a letter of intent to enter into an option and joint venture with agreement with Goldcorp Inc. – Canada’s leading gold mining company – whereby Goldcorp will operate at Grandview’s Red Lake property and will fund exploration activities. Goldcorp may earn a 60% interest in the property by incurring expenditures of $100,000 within 18 months of signing the agreement.

With a growing business in the United States, Grandview is pursuing the listing of its securities publicly on the NASDAQ OTC Bulletin Board, reason for which it added notes in its recent financial statements explaining differences between Canadian and US Generally Accepted Accounting Principles.

Subsequent Events
On September 15, 2005 Grandview announced the second closing for a private placement of 570,320 units at a price of $1.25/unit and 20,000 flow-through shares at a price of $1.25/share for aggregate proceeds of $737,900. The first closing held on August 31, 2005 had raised proceeds of $2,623,880 from issuing 899,104 units plus 1.2 million flow-through shares. Each unit consists of one common share of the Company plus one-half of a common share purchase warrant (whereby each whole warrant is exercisable to acquire one common share at a price of $1.75 until August 31, 2006). The securities are subject to a four-month resale restriction and the entire placement is subject to CNQ approval. The

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offering was originally announced on August 8, and proceeds would be used to help finance ongoing exploration of Grandview’s properties and for general working capital purposes.

On September 29, 2005 Grandview announced that it began core drilling an initial 7,500 feet to test the gold mineralized system at a depth of 2,500 feet on the Pony Creek/Elliot Dome property. A National Instrument 43-101 report on the property prepared by a Qualified Person and dated March 18, 2004 is available on Grandview’s website (www.grandviewgold.com), which concluded that there is an Inferred Resource of 1,426,000 ounces of gold at a grade of 0.044 oz/ton.

On September 30, 2005 Grandview and Marum Resources Inc. (TSX-V:MMU) announced that they entered into an option agreement to jointly explore Marum’s wholly-owned Gem gold property, which consists of seven claims covering 1,594 hectares at the eastern end of Manitoba’s Rice Lake Greenstone Belt. Grandview can earn a 50% interest in the property by performing a cumulative amount of $125,000 of exploration work by September 30, 2006, and $250,000 by September 30, 2007, including a high-resolution aeromagnetic survey by March 31, 2006. The Gem property is considered to be extremely prospective for gold on the basis of previous surface prospecting work.

On October 18, 2005 the Company announced that it signed a definitive option agreement with Fronteer Development Group (TSX:FRG; AMEX:FRG) to allow Grandview to earn a 51% interest in Frontier’s Dixie Lake property, which is 25 km southeast of Red Lake, Ontario and 25 km south of Placer Dome’s Campbell mine and Goldcorp Inc.’s Red Lake mine, and was previously operated by Newmont Mining Corp. and Teck Corporation, and fits within Grandview’s strategy to aggressively explore the Red Lake/Rice Lake greenstone belts with its existing Red Lake and Bissett gold camp properties. Grandview can earn the 51% interest by (1) incurring exploration expenditures of $300,000, assuming payments of $75,000 to the underlying property vendor, and issuing 160,000 shares of Grandview to a third party as a finder’s fee. Grandview considers the Dixie Lake property as a mid-stage exploration property with established gold resource, and has started core diamond drilling the property a minimum 2,500 metres, which is expected to be completed in November 2005.

On October 19, 2005 Grandview announced the closing of a private placement of 400,000 flow-through shares at a price of $1.25/share for aggregate proceeds of $500,000. The placement is subject to a four-month resale restriction and CNQ approval. The closing – proceeds of which will be used to fund ongoing exploration of the Company’s Canadian properties – is the third and final one of a previously announced placement for gross proceeds of $3,861,780.

Results of Operations

Summary of Quarterly Results
The following tables set out financial performance highlights for the past eight quarters.

	First Quarter Aug. 31, 2005	Fourth Quarter May 31, 2005	Third Quarter Feb.28, 2005	Second Quarter Nov.30, 2004
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	248,905	641,467	455,589	339,897
Net income (loss)	(248,905)	(641,467)	(455,589)	(339,897)
Net income (loss) per share	(0.02)	(0.06)	(0.04)	(0.03)
Cash flows from (used in) operating activities	(134,767)	(161,400)	(273,373)	(130,520)
Cash and cash equivalents, end of period	2,386,005	244,067	582,862	31,710
Assets	3,334,646	943,727	813,810	267,221
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

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	First Quarter Aug.31, 2004	Fourth Quarter May 31, 2004	Third Quarter Feb. 29, 2004	Second Quarter Nov. 30, 2003
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses (recovery)	48,611	60,895	12,096	6,298
Income (loss) before unusual items	(48,611)	(60,895)	(12,096)	(6,298)
Unusual items	0	35,667	45,200	0
Net income (loss)	(48,611)	(25,228)	33,104	(6,298)
Income (loss) per share before unusual items	(0.01)	(0.01)	(0.00)	(0.00)
Net income (loss) per share	(0.01)	(0.00)	0.00	(0.00)
Cash flows from (used in) operating activities	(80,067)	(26,480)	(6)	(14)
Cash and cash equivalents, end of period	33,379	1	0	6
Assets	212,813	10,819	25,000	30,006
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

First Quarter 2006
Grandview incurred a net loss in the three months ended August 31, 2005 due to new or substantially higher expenses related to: management services, costs related to investor relations, business development and reporting issuer maintenance, professional fees, office and administration, and stock option compensation. Management considers the loss to be in reasonable proportion to the magnitude of its significantly increased expenditures on exploration activities at several North American properties. Grandview’s asset base increased significantly since the same period the previous year as the Company raised capital through private placements and capitalized exploration expenditures.

Liquidity and Capital Resources
As a result of Grandview’s equity financings, the Company’s working capital on August 31, 2005 was $2,205,566 (compared to $151,475 at fiscal year end May 31, 2005), and the cash balance was $2,386,005 ($244,067 on May 31, 2005).

Since May 31, 2005, Grandview has raised $3.8 million in private placements. Since Grandview has limited financial resources and is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are the most promising.

Management believes that it can continue operations during fiscal year 2006 with Grandview’s current and anticipated capital resources.

Off-Balance-Sheet Arrangements
See description of option agreements under Overview of Operations.

Related Party Transactions
Grandview has an agreement with a company owned by Raymond Pecoskie – Grandview’s president - to provide management and consulting services for $11,682 per month, which amounted to $46,728 as of August 31, 2005, consisting of management services of $35,046 (2004 - $35,047) and prepaid services of $11,682 (2004 – $0).

Proposed Transactions
There are no proposed transactions at this time, other than those described under Subsequent Events.

Critical Accounting Estimates
Grandview did not rely on any critical accounting estimates in the most recent fiscal quarter.

Changes in Accounting Policies
There were no changes to accounting policies in the most recent fiscal quarter.

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Financial and Other Instruments
At the close of the most recent fiscal period, the financial instruments of the Company consisted of accounts receivable, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

Risks and Uncertainties
At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

Additional Disclosure for Venture Issuers Without Significant Revenue
As at August 31, 2005, the accumulated cost of Grandview’s interests in mineral properties was $888,889 (see Note 2 Mining Interests and Supplement I of the unaudited interim financial statements for the three months ended August 31, 2005 for more detail).

Disclosure of Outstanding Share Data
Grandview’s common shares are traded on the Canadian Trading & Quotation System (CNQ) under the symbol GVGI, and it is authorized to issue an unlimited number of shares. On September 29, 2005, the Company had outstanding 14,540,918 common shares; 1,547,122 warrants with a weighted average exercise price of $1.52 expiring in December 2005 and August 2006; and 1,275,000 stock options with a weighted average exercise price of $1.04 expiring in 2009 and 2010.

Additional Information
Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.

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